SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549




                                     FORM 11-K

               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                                         OR

             [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                           COMMISSION FILE NUMBER 1-2755

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993



                                  GTE SAVINGS PLAN


                                  GTE CORPORATION

                                 ONE STAMFORD FORUM

                            STAMFORD, CONNECTICUT  06904













                                 GTE SAVINGS PLAN

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND DECEMBER 31, 1992

                                   TOGETHER WITH

                                  AUDITORS' REPORT



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To the Plan Administrator of the
  GTE Savings Plan:


       We have audited the accompanying statements of net assets available for plan benefits of the GTE Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Savings Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and investment income in Master Trust are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                                ARTHUR ANDERSEN & CO.
  Stamford, Connecticut,
  June 28, 1994





                                                             GTE SAVINGS PLAN
                                           STATEMENT of Net Assets Available for Plan Benefits
                                                            DECEMBER 31, 1993
                                                          (thousands of dollars)

                                                                             Total                        Net
                                                Investments   Receivables    Assets      Liabilities      Assets
  FIDELITY FUNDS:

  Equity - Income Fund                          $  127,705    $   390      $  128,095   $      -     $    128,095
  Overseas Fund                                     79,518        325          79,843          -           79,843
  U.S. Equity Index Collective Trust Fund           87,949          9          87,958          -           87,958
  Retirement Government Money Market Portfolio      37,040        369          37,409          -           37,409
  Magellan Fund                                    249,469      1,064         250,533          -          250,533
  Conservative Strategy Portfolio                  415,480        364         415,844          -          415,844
  Conservative Growth Strategy Portfolio           200,902        397         201,299          -          201,299
  Moderate Growth Strategy Portfolio               220,083        678         220,761          -          220,761
  Long-Term Growth Strategy Portfolio              155,501        585         156,086          -          156,086

  OTHER FUNDS:

  GTE Stock Fund                                   962,527     16,258         978,785          -          978,785
  Loan Fund                                        118,424        -           118,424          -          118,424
  ESOP Shares Fund                                 850,243        -           850,243      668,875        181,368

      Total                                     $3,504,841    $20,439      $3,525,280     $668,875     $2,856,405



                           The accompanying notes are an integral part of these financial statements.

                                                                       GTE SAVINGS PLAN
                                                     STATEMENT of Net Assets Available for Plan Benefits
                                                                       DECEMBER 31, 1992
                                                                    (thousands of dollars)

                                                                                 Total                       Net
                                                  Investments    Receivables     Assets     Liabilities     Assets
  GTE Stock Fund                                  $  989,767       $17,277     $1,007,044    $ 14,665     $  992,379
  Loan Fund                                           96,295         7,267        103,562       8,263         95,299
  ESOP Shares Fund                                   860,188           -          860,188     683,443        176,745
  Equity Fund                                        319,703         3,252        322,955       1,235        321,720
  Bond Fund                                           34,508           668         35,176         287         34,889
  Income Fund                                        829,344        12,097        841,441       2,273        839,168

      Total                                       $3,129,805       $40,561     $3,170,366    $710,166     $2,460,200



                            The accompanying notes are an integral part of these financial statements.

                                                         GTE SAVINGS PLAN
                                 STATEMENT of Changes in Net Assets Available for Plan Benefits
                                                 For the Year Ended December 31, 1993
                                                       (thousands of dollars)

                                                                           Fidelity Funds
                                                                           U.S. Equity      Retirement
                                                  Equity-                     Index         Government
                                                  Income     Overseas       Collective     Money Market     Magellan
                                                   Fund        Fund        Trust Fund       Portfolio         Fund
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Interest and Dividends                         $  3,912     $ 1,190       $    -          $   874       $ 21,322

  Net Investment Gain (Note 2)                     10,919      11,353         15,747              3          8,274

  Contributions (Note 3):
    Employee                                       11,306       6,871          2,094         14,043         24,817
    Employer                                          -           -              -              -              -
  Transfers (To) From Other Plans (Note 6)         27,705        (172)           (38)        16,572         35,469
  Net Exchanges (To) From Other Funds              88,620      65,101         83,442         14,975        178,351

  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Interest Expense                                    -           -              -              -              -
  Withdrawals, Terminations and Loans (Note 2)    (14,367)     (4,500)       (13,287)        (9,058)       (17,700)

  NET INCREASE (DECREASE) DURING YEAR             128,095      79,843         87,958         37,409        250,533

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                              -           -              -              -              -

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                               $128,095     $79,843        $87,958        $37,409       $250,533


                                 The accompanying notes are an integral part of these financial statements.
                                                                  GTE SAVINGS PLAN
                                            STATEMENT of Changes in Net Assets Available for Plan Benefits
                                                         For the Year Ended December 31, 1993
                                                                (thousands of dollars)
                                                                        Fidelity Funds
                                                                  Conservative    Moderate     Long-Term
                                                  Conservative       Growth        Growth        Growth          GTE
                                                    Strategy        Strategy      Strategy      Strategy        Stock
                                                   Portfolio       Portfolio     Portfolio      Portfolio       Fund
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Interest and Dividends                           $    -          $    -        $    -        $    -        $ 43,042

  Net Investment Gain (Note 2)                       37,506          13,416         16,643       15,460        30,390

  Contributions (Note 3):
    Employee                                          1,113          13,992         21,461       16,233        23,301
    Employer                                            -               -              -            -          13,307
  Transfers (To) From Other Plans (Note 6)          103,149             (57)          (133)        (106)      171,883
  Net Exchanges (To) From Other Funds               365,765         203,288        201,737      134,588      (137,711)


  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Interest Expense                                      -               -              -             -            -
  Withdrawals, Terminations and Loans (Note 2)      (91,689)        (29,340)       (18,947)      (10,089)    (157,806)

  NET INCREASE (DECREASE) DURING YEAR               415,844         201,299        220,761       156,086      (13,594)

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                                -               -              -             -        992,379

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                                 $415,844        $201,299       $220,761      $156,086     $978,785



                                   The accompanying notes are an integral part of these financial statements.
                                                                  GTE SAVINGS PLAN
                                            STATEMENT of Changes in Net Assets Available for Plan Benefits
                                                         For the Year Ended December 31, 1993
                                                                (thousands of dollars)
                                                                ESOP
                                                   Loan        Shares      Equity       Bond        Income
                                                   Fund         Fund        Fund        Fund         Fund        Total
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Interest and Dividends                         $    -      $ 45,568    $    -      $     -       $    -      $  115,908

  Net Investment Gain (Note 2)                        -         8,859         -            -            -         168,570

  Contributions (Note 3):
    Employee                                          -           -           -            -            -         135,231
    Employer                                          -        35,268         -            -            -          48,575
  Transfers (To) From Other Plans (Note 6)            -           -           -            -            -         354,272
  Net Exchanges (To) From Other Funds                 -        (2,379)   (321,720)     (34,889)    (839,168)          -


  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Interest Expense                                    -       (66,061)        -            -            -         (66,061)
  Withdrawals, Terminations and Loans (Note 2)     23,125     (16,632)        -            -            -        (360,290)

  NET INCREASE (DECREASE) DURING YEAR              23,125       4,623    (321,720)     (34,889)    (839,168)      396,205

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                           95,299     176,745     321,720       34,889      839,168     2,460,200

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                               $118,424    $181,368    $    -        $   -       $    -      $2,856,405



                                 The accompanying notes are an integral part of these financial statements.

                                                                GTE SAVINGS PLAN
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                       FOR THE YEAR ENDED DECEMBER 31, 1992
                                                              (thousands of dollars)

                                                 ESOP       GTE
                                                Shares     Stock       Equity      Bond     Income     Loan
                                                 Fund       Fund        Fund       Fund      Fund      Fund       Total
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Interest and Dividends                       $ 44,133   $ 49,579    $    495   $   451   $ 62,043   $   -    $  156,701

  Net Investment Gain (Note 2)                      237      2,374      22,495     1,821        -         -        26,927

  Contributions (Note 3):
    Employee                                        -       43,615      31,394     4,480     65,173        -      144,662
    Employer                                     33,427      9,241          -        -          -          -       42,668

  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Transfers (To) From Another Plans (Note 6)        -       (2,665)       (557)      (83)    (1,798)     (322)     (5,425)
  Interest expense                              (67,029)       -            -        -          -         -       (67,029)
  Withdrawals, Terminations and Loans (Note 2)   (3,571)   (79,198)     (5,294)   (2,052)   (65,065)   11,885    (143,295)

  Net INCREASE during year                        7,197     22,946      48,533     4,617     60,353    11,563     155,209

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                        169,548    969,433     273,187    30,272    778,815    83,736   2,304,991

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                             $176,745   $992,379    $321,720   $34,889   $839,168   $95,299  $2,460,200


                               The accompanying notes are an integral part of these financial statements.


                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS



  (1)  Description of the Plan:

       Effective January 1, 1978, GTE Corporation ("GTE") established a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code (the "Code"). GTE amended the Plan effective January 1, 1984 to include a tax-deferral investment feature qualified under Section 401(k) of the Code, and renamed the Plan the "GTE Savings, Investment & Tax-Deferral Plan". The Plan was further amended, and renamed, effective January 1, 1993, as the "GTE Savings Plan". The amendments to the Plan in 1993 included modifications to the investment choices offered under the Plan and participation in the Plan by certain persons who, as of December 31, 1992, were participants in the Contel Retirement Savings Plan (the "Contel Plan") or the GTE Corporation Savings & Investment Plan (the "S & I Plan").

       The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is designed to provide eligible employees of GTE's participating subsidiaries and affiliates with a convenient way to save for both medium-term and long-term needs. The Plan is available to eligible employees of GTE and its subsidiaries and affiliates as authorized by the Board of Directors of GTE.

       "Eligible Employee" means an employee of GTE or a Participating Affiliate, but does not include any of the following:

       (a) an individual in a unit covered by a collective bargaining agreement between GTE or one or more Participating Affiliates and a collective bargaining agent (unless the collective bargaining agreement, by specific reference to the Plan or the Prior Plan, provides for coverage for such employees under the Plan);

       (b) an individual paid by the hour unless GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to become a co-sponsor under the Plan for such employees;

       (c) an active participant in the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees or any other qualified defined contribution plan that includes a tax-deferral feature maintained by GTE or an affiliate;

       (d) a nonresident alien who does not receive compensation from GTE or a Participating Affiliate that constitutes earned income from sources within the United States;

       (e) a "leased employee" within the meaning of the Internal Revenue Code Section 414(n);

       (f) an individual whose basic compensation for services rendered on behalf of GTE or a Participating Affiliate is not paid directly by GTE or a Participating Affiliate; and
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS - (Continued)


       (g) an individual retained by GTE or a Participating Affiliate pursuant to a contract or agreement that specifies that the employee is not eligible to participate in the Plan.

       To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, "Eligible Employee" also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

       An individual's active membership in the Plan shall terminate when the individual ceases to be an Eligible Employee; but the individual shall remain a member until the entire account balance under the Plan has been distributed or forfeited.

      Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service. For members with less than five years of service, matching contributions vest 50% immediately and 50% two years after the end of the Plan year for which the contributions were made. Forfeitures of a member's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

       Effective January 1, 1993, each member directs their contributions to be invested in one of five Fidelity funds, one of four Fidelity strategy portfolios, in the GTE stock fund or in any combination of these funds and portfolios. Members are permitted to make changes to investment choices on a daily basis. A description of the investments follows:

              a. Fidelity Equity-Income Fund - invests primarily in corporate common stock, with some investments in bonds and convertible securities.

              b. Fidelity Overseas Fund - invests primarily in foreign securities. Foreign securities are defined as securities of issuers whose principal activities are outside the U.S.

              c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the U.S.

              d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities.

              e. Fidelity Magellan Fund - invests primarily in stocks of both well-known and lesser-known companies with above-
  average growth potential.

              f. Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


              g. Conservative Growth Strategy Portfolio - invests 75% of its assets in a portfolio of fixed-income securities, including investment contracts and bonds, with the remaining
  25% invested in a portfolio of U.S. equities.

              h. Moderate Growth Strategy Portfolio - invests 50% of its assets in a portfolio of U.S. equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

              i. Long-Term Growth Strategy Portfolio - invests 75% of its assets in a portfolio of equity securities consisting of a combination of U.S. equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

              j. GTE Stock Fund - invests in GTE common stock and such short-term instruments as are deemed advisable on an interim basis.


        Prior to January 1, 1993, each member directed their contributions to be invested either entirely or in any combination of four funds. Members were permitted to change their contribution investment choice once every six months. A description of the prior funds follows:

        GTE Stock Fund      -   GTE Common Stock
        Equity Fund         -   Common stocks of various corporations in
                                accordance with a commonly used index of
                                corporate equity shares of stock, such as
                                the Standard & Poor's 500 Composite Price
                                Index; stock index futures contracts;
                                stock index options; or cash, interests in
  money-market funds, or other cash   equivalents
        Bond Fund           -   Public and private bonds and debentures,
                                interest and other distributions received
                                with respect to those bonds and debentures
                                will be invested in bonds as soon as is
                                practicable
        Income Fund         -   Funds invested in contracts with insurance
                                companies, securities of the U.S.
                                government, government agencies or other
                                highly rated issuers yielding current
        income and a reasonable rate of return          with a low risk of
  principal loss.

        A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are the promissory notes executed by participants.
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


        The Plan participates in a master trust along with other plans which own a percentage of the assets in the master trust. These percentages are based on a pro rata share of the master trust assets. The Plan owns 81% of the assets in the trust. Dividends and interest and net investment gain or loss on the sale of securities are allocated to the plans based upon the plans' participation in the master trust as a percentage of the total participation. For the GTE Stock Fund, the realized gain or loss on the sale of investments was a $8.7 million gain and a $0.7 million loss for 1993 and 1992, respectively. The unrealized gains on investments were $21.7 million and $3.1 million for 1993 and 1992, respectively. For the ESOP Shares Fund, the realized gain or loss on the sale of investments was a $0.7 million gain and a $0.2 million loss for 1993 and 1992, respectively. The unrealized gains on investments were $8.2 million and none for 1993 and 1992, respectively.

        GTE Service Corporation is the Plan Administrator. State Street Bank and Trust Company was designated as the trustee prior to 1993, and as trustee was responsible for the investment, reinvestment, control and disbursement of the funds of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan Notes (see Note 4). Prior to 1993, administrative expenses of the Plan were paid by the Participating Affiliates. Effective January 1, 1993, Fidelity Management Trust Company became the trustee of the Plan and administrative expenses of the Plan began to be charged to the participants' accounts.

        GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the members. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will be fully vested.

  (2)   Accounting Policies:

        The financial statements have been prepared on the accrual basis of accounting. Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year-end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments since the beginning of the Plan year or the time of purchase if acquired during the Plan year.

        Certain reclassifications have been made to the 1992 financial statements to conform to the 1993 format.

        Amounts payable to individuals at December 31, 1992 who have withdrawn from participation in the Plan and were included in net assets
  available for                                 GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


  Plan benefits as of December 31, 1992 are as follows (in thousands):

                           GTE Stock            $ 2,722
                           ESOP Shares            1,085
                           Equity                 1,415
                           Bond                     241
                           Income                 6,452
                              Total             $11,915

        There were no amounts payable to individuals who had elected to withdraw from participation in the Plan as of December 31, 1993.

  (3)   Contributions:

        The Plan is funded by contributions from members of up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE Common Stock equivalent in value to 50% of the initial 6% of the members' contribution not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active membership. Member contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Through December 31, 1992, for the part of any Plan year in which a member's Elective and/or After-Tax Contributions were at least 6% of compensation, but less than the 16% maximum, the member was eligible to make an additional After-Tax Contribution in succeeding years equivalent to the difference between these contributions and 16% of compensation. Each member's Elective Contributions to the Plan for the 1993 Plan year was limited to $8,994.

        In 1992 and 1993, a portion of the company matching contributions were made to the ESOP Shares Fund. Company matching contributions are generally made in GTE shares and members cannot redirect these shares into other investment choices.

        Accrued Company contributions for the 1993 and 1992 Plan years were as follows:

         Description              Plan Year     Shares           Amount
                                                            (in thousands)

       Stock contribution           1993          467,456       $15,309
       Allocation of ESOP shares    1993        1,169,079        38,287
       Stock contribution           1992          269,851         9,546
       Allocation of ESOP shares    1992        1,163,581        41,162

  (4)   Employee Stock Ownership Plan:

        An Employee Stock Ownership Plan ("ESOP") was established within the Plan. In 1989 the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet the estimated employer contributions to the Plan through 2004. GTE and the Participating Affiliates will also make annual cash
  contributions to the ESOP                                 GTE
  CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


  which, when combined with dividends on the GTE common stock held by the ESOP, will be sufficient to repay the loan plus interest over the 15-year term of the borrowings.

        Debt service payments by the ESOP for 1993 and 1992 totaled $81 million and $77 million, respectively. This requirement was funded from $46 million and $44 million of dividends accumulated on the GTE stock held by the ESOP and by $35 and $33 million of cash contributions for the years 1993 and 1992, respectively. At December 31, 1993 and 1992,
  19.2 million and 20.6 million shares of GTE common stock in the ESOP Shares Fund, respectively, were unallocated.

        The borrowings of the ESOP are as follows:

                     Interest     Maturity
                       Rates        Date          1993           1992
                                                    (in thousands)
      Series A        9.48%       1993-1999     $160,375       $174,943
      Series B        9.73%       2000-2004      508,500        508,500
                                                $668,875       $683,443

        Maturities of the outstanding debt is as follows:

                                  Maturity
                                    Date                  Amount
                                                      (in thousands)
                                    1994                 $ 19,500
                                    1995                   25,100
                                    1996                   31,300
                                    1997                   38,300
                                    1998                   46,300
                                 Thereafter               508,375
                                   Total                 $668,875


        The Plan has pledged the unallocated shares in the ESOP Shares Fund as collateral for the ESOP borrowings. Additionally, GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

  (5)   Tax Status:

        The Plan is a qualified profit sharing plan under Sections 401 and 501 of the Internal Revenue Code ("Code"), as amended, and consequently is exempt from Federal income tax. Management intends to make changes to the Plan to comply with the final rulings of the Tax Reform Act of 1986 and will file for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401 and 501 of the Code will be received in due course.

                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


  (6)   Plan Transfers:

        During 1992, net assets of approximately $5 million were transferred to a new plan for certain employees of WESGO Corporation.

        During 1993, the Plan was amended to provide for participation by certain persons who, as of December 31, 1992, were participants in the Contel Plan and the S&I Plan. As a result, effective January 1, 1993, $368 million of net assets were transferred from the participant accounts of the Contel Plan and the S&I Plan into this Plan. Also during 1993, net assets of plan participants totaling $14 million were transferred to the newly established GTE Hourly Savings Plan.


                                         GTE SAVINGS PLAN
                              Schedule of INVESTMENTS IN MASTER TRUST
                                       (thousands of dollars)




                                                       1993            1992


  FIDELITY FUNDS:

  Equity - Income Fund                             $  142,560      $      -
  Overseas Fund                                        86,633             -
  U.S. Equity Index Collective Trust Fund             117,315             -
  Retirement Government Money Market Portfolio         45,128             -
  Magellan Fund                                       282,612             -
  Conservative Strategy Portfolio                     556,015             -
  Conservative Growth Strategy Portfolio              228,880             -
  Moderate Growth Strategy Portfolio                  249,088             -
  Long-Term Growth Strategy Portfolio                 177,260             -

  OTHER FUNDS:

  GTE Stock Fund                                    1,385,236       1,434,617
  ESOP Shares Fund                                    850,243         860,188
  Loan Fund                                           173,313         141,237
  Equity Fund                                          13,698         399,381
  Bond Fund                                             1,422          45,868
  Income Fund                                          25,852       1,079,404

      Total                                        $4,335,255      $3,960,695







      The accompanying notes are an integral part of this schedule.

                                                   GTE SAVINGS PLAN
                                     Schedule of INVESTMENT INCOME IN MASTER TRUST
                                                 (thousands of dollars)

                                                        December 31, 1993               December 31, 1992
                                                   Dividends    Net Investment     Dividends    Net Investment
                                                  & Interest         Gain         & Interest         Gain
  FIDELITY FUNDS:

  Equity - Income Fund                              $  4,119      $ 11,122         $    -            $   -
  Overseas Fund                                        1,296        11,598              -                -
  U.S. Equity Index Collective Trust Fund                -          16,413              -                -
  Retirement Government Money Market Portfolio           917             3              -                -
  Magellan Fund                                       23,172         7,337              -                -
  Conservative Strategy Portfolio                        -          41,707              -                -
  Conservative Growth Strategy Portfolio                 -          14,289              -                -
  Moderate Growth Strategy Portfolio                     -          17,772              -                -
  Long-Term Growth Strategy Portfolio                    -          16,366              -                -

  OTHER FUNDS:

  GTE Stock Fund                                      61,959        40,045           68,612            2,843
  ESOP Shares Fund                                    45,568         8,859           44,133              237
  Loan Fund                                              -             -                -                -
  Equity Fund                                            -           4,984              559           28,132
  Bond Fund                                              -             987              605            2,437
  Income Fund                                         10,853           632           80,503              -

      Total                                         $147,884      $192,114         $194,412          $33,649



                                 The accompanying notes are an integral part of this schedule.

                                  GTE CORPORATION
                                 GTE SAVINGS PLAN
                        SAVINGS & INVESTMENT MASTER TRUST



                                Notes to Schedules

  (1) The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan and AGCS Hourly Savings Plan.

  (2) Funds invested in contracts with insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) discussed in note 3 below, at December 31, 1993, represented 66% of the Conservative Strategy Portfolio consisting of 68 investment contracts held with 24 different insurance companies (these insurance companies were rated A-or better by Standard & Poor's as of December 31, 1993). The investment contracts bear interest rates ranging from 5.28% to 9.67% and have scheduled maturities from March 1, 1994 to December 31, 1999.

  (3) At December 31, 1993, the Income Fund had an investment contract with Mutual Benefit which represented approximately 5% of the Conservative Strategy Portfolio's investments and approximately 1% of the master trust investments. At December 31, 1993, this investment is carried at contract value of $31,560,000 in the master trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE opted into the plan and will receive a new contract which preserves principle and extends maturities, with minimum interest and premium payments over the rehabilitation period. The contract balance will be credited with the contract rate of interest for the period from July 16, 1991 to December 31, 1991. A crediting rate of 4% will be applied from January 1, 1992 to December 31, 1992 and 3.50% will be applied for each year in the period from January 1, 1993 to December 31, 1994. In each subsequent rehabilitation period year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. No interest has been accrued on the investment since October 1, 1991.


                                     SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       GTE SAVINGS PLAN
                                        (Name of Plan)



  Date     June 28, 1994               By       William D. Wilson
                                               (William D. Wilson)
                                          Vice President and Controller
























                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
  Corporation's previously filed Registration Statement on Form S-8 (File No. 33-20178).






                                         ARTHUR ANDERSEN & CO.


  Stamford, Connecticut,
  June 28, 1994